Exhibit 99.2

MAG SILVER CORP.

Dated: August 1, 2024

VANCOUVER OFFICE
Suite 770
800 W. Pender Street
Vancouver, BC V6C 2V6

604 630 1399 phone
866 630 1399 toll free
604 681 0894 fax

TSX: MAG
NYSE American: MAG
info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Table of Contents

1	INTRODUCTION	3
2	DESCRIPTION OF BUSINESS	4
3	HIGHLIGHTS – JUNE 30, 2024 & SUBSEQUENT TO THE QUARTER END	4
4	RESULTS OF JUANICIPIO	8
5	DEER TRAIL PROJECT	16
6	LARDER PROJECT	17
7	OUTLOOK	19
8	SUMMARY OF QUARTERLY INFORMATION	20
9	REVIEW OF FINANCIAL RESULTS	21
10	FINANCIAL POSITION	24
11	CASH FLOWS	26
12	NON-IFRS MEASURES	27
13	LIQUIDITY AND CAPITAL RESOURCES	33
14	CONTRACTUAL OBLIGATIONS	36
15	SHARE CAPITAL INFORMATION	37
16	OTHER ITEMS	37
17	TREND INFORMATION	38
18	RISKS AND UNCERTAINTIES	39
19	OFF-BALANCE SHEET ARRANGEMENTS	40
20	RELATED PARTY TRANSACTIONS	40
21	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS	42
22	CHANGES IN ACCOUNTING STANDARDS	42
23	CONTROLS AND PROCEDURES	43
24	ADDITIONAL INFORMATION	44
25	CAUTIONARY STATEMENTS	44

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

1. INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and six months ended June 30, 2024 (“Q2 2024”). It is prepared as of August 1, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2024 (“Q2 2024 Financial Statements”) together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to thousands of Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company (“Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Cautionary Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements – Cautionary Note Regarding Forward-Looking Statements” at the end of this MD&A.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” and “Cautionary Statements – Cautionary Note to Investors Concerning Estimates of Mineral Resources” at the end of this MD&A.

Qualified Persons

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results, Mineral Reserve and Resource estimates, and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for the purposes of NI 43-101, Standards of Disclosure for Mineral Projects.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

2. DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”), operated by Fresnillo plc (“Fresnillo”) (56%). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project (as defined below) in Utah and the 100% owned Larder Project (as defined below), located in the historically prolific Abitibi region of Canada.

3. HIGHLIGHTS – JUNE 30, 2024 & SUBSEQUENT TO THE QUARTER END (ON A 100% BASIS UNLESS OTHERWISE NOTED)

Q2 2024

✓	MAG reported net income of $21,614 ($0.21 per share) driven by income from Juanicipio (equity accounted) of $25,123, and adjusted EBITDA[1] of $50,353.

✓	A total of 336,592 tonnes of ore at a silver head grade of 498 grams per tonne (“g/t”) (equivalent silver head grade[2] 746 g/t) was processed at Juanicipio.

✓	Juanicipio achieved silver production and equivalent silver production[2] of 5.0 and 7.1 million ounces, respectively.

✓	Juanicipio generated strong operating cash flow of $92,766 and free cash flow[1] of $88,637.

✓	Building on the robust Q1 2024 cost performance, Juanicipio continued to improve with cash cost[1] of $1.15 per silver ounce sold ($8.86 per equivalent silver ounce sold3) and all-in sustaining cost[1] of $4.49 per silver ounce sold ($11.31 per equivalent silver ounce sold3).

____________________________

1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2024 Financial Statements.

2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.

3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

✓	With the continued operational outperformance in the first half of 2024, full year guidance has been increased. As reported by Fresnillo, Juanicipio’s operator, silver head grade at Juanicipio is expected to be between 420g/t and 460g/t for 2024 (previously 380g/t to 420g/t). Juanicipio is expected to produce between 16.3 million and 17.3 million (previously 14.3 million and 15.8 million) silver ounces yielding between 14.5 million and 15.4 million (previously 13.2 million and 14.6 million) silver ounces sold at all-in sustaining costs[1] of between $8.50 and $9.25 (previously $9.50 and $10.50) per silver ounce sold.

✓	Juanicipio returned a total of $29,818 in interest and loan principal repayments to MAG further augmenting MAG’s liquidity position to $97.3 million at the end of the quarter.

Six Months Ended June 30, 2024

✓	MAG reported net income of $36,509 ($0.35 per share) driven by income from Juanicipio (equity accounted) of $44,367, and adjusted EBITDA[1] of $83,008.

✓	A total of 662,275 tonnes of ore at a silver head grade of 488 g/t (equivalent silver head grade[2] of 730 g/t) was processed at Juanicipio.

✓	Juanicipio achieved silver production and equivalent silver production[2] of 9.4 and 13.5 million ounces, respectively.

✓	Juanicipio generated strong operating cash flow and free cash flow[1] of $135,286 and $116,457, respectively.

✓	Juanicipio continued to improve with cash cost[1] of $1.80 per silver ounce sold ($8.78 per equivalent silver ounce sold3) and all-in sustaining cost[1] of $5.27 per silver ounce sold ($11.29 per equivalent silver ounce sold3).

✓	Juanicipio returned a total of $47,278 in interest and loan principal repayments to MAG.

✓	MAG published its updated technical report on Juanicipio on March 27, 2024 outlining robust economics over an initial 13-year life of mine, generating annual average free cash flow exceeding $130 million (at a $22/oz silver price). Mineral Resources increased by 33% from the 2017 PEA, with substantial growth in Measured and Indicated categories. Inferred resources also expanded, highlighting significant near-term, high-grade upside potential. An inaugural 15.4 million tonnes Mineral Reserve estimate at 628 g/t equivalent silver grade was declared enhancing economic confidence. Extensive exploration upside remains, with only 5% of the property explored, indicating high potential for further discoveries.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

CORPORATE

✓	On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 Common Shares, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024.

✓	On May 31, 2024, MAG filed a Final Shelf Prospectus (as defined herein) and Registration Statement (as defined herein) allowing the Company to offer up to $250,000 of common shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus, and has no present intention to offer securities pursuant to this Final Shelf Prospectus.

✓	The Company published its 2023 sustainability report on July 18, 2024, underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) performance for 2023. A copy of MAG’s 2023 sustainability report and 2023 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports/[4].

EXPLORATION

✓	Juanicipio:

•	Underground infill drilling at Juanicipio continued in Q2 2024 primarily focussed on upgrading mineralization in areas expected to be mined in the near to mid-term. During Q2 2024, 10,699 metres (six months ended June 30, 2024: 21,970 metres) were drilled from underground.
•	Surface drilling focused on expanding and upgrading the deeper zones and broader regional exploration started in April 2024 and is currently focused on the Cañada-Honda Structure. 4,546 metres have been drilled from surface during Q2 2024 (six months ended June 30, 2024: 4,546 metres).
•	During 2024, Juanicipio plans to drill a total of 50,000 metres, with 33,000 metres from underground and 17,000 metres from surface.

✓	Deer Trail Project, Utah:

•	On May 29, 2023, MAG started a Phase 3 drilling program focused on porphyry “hub” target areas thought to be the source of the manto, skarn, epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. Two completed holes intercepted alteration and mineralization in line with what is expected on the edges of porphyry systems. Follow-up drill targets are planned for 2025.

__________________________

4 Information contained in or otherwise accessible through the Company’s website, including the 2023 sustainability report and 2023 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

•	Drilling then moved on to Phase 4 in the last quarter of 2023 and continued through Q2 2024, focussed on lower elevations and aimed at offsetting the Carissa discovery and testing other high-potential targets in the Deer Trail mine area. During Q2 2024, 1,610 metres (six months ending June 30, 2024: 2,713 metres) were drilled with results pending.

•	On July 11, 2024, MAG reported that the Deer Trail Project was being affected by the Silver King Fire in Piute County with a temporary pause of exploration operations with all personnel safe and the Deer Trail site and infrastructure secure. As of July 29, 2024, 82% of the fire has been contained and the Company has resumed exploration operations.

✓	Larder Project, Ontario:

•	Drilling at Cheminis, Bear and new regional targets, totalled 10,776 metres in Q2 2024 (six months ended June 30, 2024: 17,150 metres). Targets tested include:
▪	the down plunge extension of the high-grade “double knuckle” at the Bear East zone;
▪	the “Twist” zone in an underexplored area along the Cadillac-Larder Break (“CLB”) where the major structure switches from south dipping to north dipping, which is located between Cheminis and Bear;
▪	the extension of the Cheminis south mine sequence down plunge to 900 vertical metres; and
▪	regional targets along the second order structure and unconformity.
•	Cheminis Update: The final two holes of the current Cheminis drilling program totalled 1,455 metres and were designed to delineate the mine sequence down from the 700 metre level to the 900 metre level. Both holes have extended the ore shoots from surface down to 900 metres below surface doubling the depth extent of known mineralization at the Cheminis mine which remains open at depth.

Bear Update: Two directional holes totalling 126 metres, extended the Bear East zone down plunge 1,200 metres below surface, intersecting gold mineralization within a mixing zone of strongly altered komatiites-syenites and ultramafics. Bear East remains open in all directions.

Twist Update: The Twist target was identified in the geololgical review program of 2023, where the CLB main structure switches from south dipping (Cheminis) to north dipping (Bear). It is interpreted to host a potential dilation zone either in the central part of the fold/fault or along the limbs, similar to the historic Kerr Addison mine 5km east of the Larder Project. In Q2 2024 initial drilling started and 4,830 metres have been drilled testing this target. Assays received to date have identified an alteration zone, that is hosted in multiple rock types including volcanics, mafic tuff, sediments and syenites, which is atypical along the CLB. The alteration consists of pervasive silica-carbonate-sericite and the structures associated with the widespread zones are indicative of a series of brittle shears likely sourced from a larger central dilation zone. Approximately 10 holes in total are planned for this target, with 7 remaining.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Regional Targets: The first set of regional targets lie along a 4km second order structure and unconformity and have been identified through Magnetotellurics-Induced Polarization (“MT-IP”) geophysics, surface mapping/sampling and geological importance. Targets include mixed zones of greywackes, trachytes, syenites, conglomerates and volcanics, litho-structural breaks in the MT-IP survey and alteration packages identified on the surface including hydrothermally altered conglomerates and syenites. During Q2 2024, 9 holes were drilled for a total of 4,655 metres with results pending.

4. RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%. As the third quarter of 2023 was the first quarter of full commercial production, comparative information presented below together with associated per unit values, where applicable, are not directly comparable.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three and six months ended June 30, 2024 and 2023, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023

Metres developed (m)	3,520	3,434	7,589	6,884

Material mined (t)	349,460	259,438	674,541	483,070
Material processed (t)	336,592	377,718	662,275	599,741

Silver head grade (g/t)	498	498	488	448
Gold head grade (g/t)	1.20	1.25	1.26	1.18
Lead head grade (%)	1.56%	1.05%	1.45%	0.94%
Zinc head grade (%)	2.99%	1.92%	2.75%	1.74%

Equivalent silver head grade (g/t) (1)	746	708	730	642

Silver ounces sold (koz)	4,272	4,877	8,267	6,878
Gold ounces sold (koz)	7.20	9.54	16.10	14.83
Lead pounds sold (klb)	9,224	6,760	16,971	9,585
Zinc pounds sold (klb)	15,237	10,103	27,084	13,753

Equivalent silver ounces sold (koz) (2)	5,817	6,390	11,421	9,183

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively (three and six months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead, $1.07/lb zinc and $23.47/oz silver, $1,958.20/oz gold, $0.94/lb lead, $1.16/lb zinc, respectively).

a)	Health and Safety

During the three and six months ended June 30, 2024, the Total Reportable Injury Frequency Rate (which includes Lost Time Injury and medical treatment or first aid cases reported per 1,000,000 hours worked) was 16.2 and 10.9, respectively (three and six months ended June 30, 2023: 21.8 and 18.3, respectively) and the Total Lost Time Injury Frequency Rate was 8.5 and 6.3, respectively (three and six months ended June 30, 2023: 14.3 and 12.1, respectively).

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

On June 30, 2024 there were 1,975 employees and contractors working at Juanicipio (543 employees and 1,432 contractors), for a total of 1,175,800 and 2,393,200 hours worked during the three and six months ended June 30, 2024, respectively.

b)	Underground Development

Total underground development to the end of Q2 2024 was approximately 82.45 km (51.23 miles), including 3.52 km (2.19 miles) and 7.59 km (4.72 miles) completed during the three and six months ended June 30, 2024, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the Mineral Reserves over the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein system and establishing new mining stopes; and
•	integrating additional ventilation and other associated underground infrastructure.

c)	Mining

During the three and six months ended June 30, 2024, a total of 349,460 and 674,541 tonnes of ore were mined, respectively. This represents an increase of 35% over Q2 2023 and an increase of 40% over the six months ended June 30, 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp-up of the mine towards steady state mining and milling targets.

Due to the poor rock quality on parts of the western section of the upper Valdecañas Vein, cut and fill is still being used as a mining method for the higher levels of this section. The majority of production is currently coming from longhole stopes throughout all sections of the mine, and this is the preferred mining method for the remainder of the Valdecañas Vein.

d)	Processing

During the three and six months ended June 30, 2024, a total of 336,592 and 662,275 tonnes of ore were processed through the Juanicipio plant, respectively. The 11% decrease over Q2 2023 was mainly attributable to Juanicipio capitalizing on available milling capacity at the nearby Fresnillo and Saucito plants (100% owned by Fresnillo) while undergoing operational ramp-up and processing facility commissioning in the first half of 2023. The 10% increase over the six months ended June 30, 2023 was mainly attributable to the Juanicipio plant operating at nameplate per operating day during 2024.

The silver head grade and equivalent silver head grade for the ore processed in the three and six months ended June 30, 2024 was 498 g/t and 746 g/t, and 488 g/t and 730 g/t, respectively (three and six months ended June 30, 2023: 498 g/t and 708 g/t, and 448 g/t and 642 g/t, respectively). Head grades in the first half of 2023 were lower as low-grade commissioning stockpiles were processed through the Juanicipio plant. Silver metallurgical recovery during the three and six months ended June 30, 2024 was 92% and 91%, respectively (three and six months ended June 30, 2023: 87% and 87%, respectively) reflecting the commencement of commercial pyrite production during Q2 2024 delivering incremental silver and gold recovery as well as ongoing optimizations in the processing plant.

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

e)	Total cash costs and all-in sustaining costs

The following table provides a summary of the total cash costs and all-in sustaining costs of Juanicipio for the three and six months ended June 30, 2024, and 2023.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023

Total cash costs (1)	4,911	35,584	14,884	57,365
Cash cost per silver ounce sold ($/oz) (1)	1.15	7.30	1.80	8.34
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.86	11.18	8.78	12.14

All-in sustaining costs (1)	19,161	48,456	43,554	80,700
All-in sustaining cost per silver ounce sold ($/oz) (1)	4.49	9.93	5.27	11.73
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	11.31	13.19	11.29	14.68

(1)	Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively (three and six months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead, $1.07/lb zinc and $23.47/oz silver, $1,958.20/oz gold, $0.94/lb lead, $1.16/lb zinc, respectively).

f)	Exploration Update

The Juanicipio exploration program expenditures for the three and six months ended June 30, 2024 totalled $2,235 and $3,603, respectively (three and six months ended June 30, 2023: $1,928 and $4,061, respectively). During Q2 2024, 10,699 metres (six months ended June 30, 2024: 21,970 metres) were drilled from underground and focused on infilling the upper parts of the Valdecañas Vein System including the Valdecañas, Ramal 1, Anticipada and Venadas veins. Surface drilling, which is designed to infill and expand the Valdecañas Vein System at depth and test regional targets, started in April 2024 on the Cañada-Honda structure south of the mine and totalled 4,546 metres in Q2 2024. Drilling from both underground and surface are planned to continue throughout the year, totalling approximately 50,000 metres for 2024.

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three and six months ended June 30, 2024 and 2023.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$
Sales	167,079	134,775	290,768	186,257
Cost of sales:
Production cost	(39,866)	(54,571)	(76,653)	(81,949)
Depreciation and amortization	(22,455)	(17,400)	(44,494)	(25,355)
Gross profit	104,757	62,804	169,621	78,953
Consulting and administrative expenses	(4,283)	(4,159)	(8,472)	(5,658)
Extraordinary mining and other duties	(2,773)	(1,377)	(4,165)	(1,897)
Interest expense	(3,241)	(4,886)	(7,219)	(8,702)
Exchange gains (losses) and other	696	31	(602)	(2,832)
Net income before tax	95,156	52,413	149,163	59,864
Income tax (expense) recovery	(41,299)	(6,349)	(55,548)	382
Net income (100% basis)	53,857	46,065	93,615	60,247
MAG’s 44% portion of net income	23,697	20,268	41,191	26,509
Interest on Juanicipio loans - MAG's 44%	1,426	2,150	3,176	3,829
MAG’s 44% equity income	25,123	22,418	44,367	30,337

Three months ended June 30, 2024

Sales increased by $32,304 during the three months ended June 30, 2024, mainly due to 25% higher realized metal prices and $8,217 lower treatment, refining and toll milling costs driven mainly by no toll milling at the Saucito and Fresnillo processing facilities during Q2 2024 vs toll milling in Q2 2023 – as explained in ‘Results of Juanicipio – Operating Performance – Processing’ section above, offset by 5% lower metal volumes.

Production costs decreased by $14,705 due to Juanicipio depleting higher-cost, lower-grade commissioning stockpiles during operational ramp-up and processing facility commissioning in the first half of 2023.

Depreciation increased by $5,056 as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023.

Cash operating margin increased from 60% to 76%, mainly due to reduced operating costs as well as positive commodity prices augmented by operational leverage and no processing at the nearby Fresnillo and Saucito processing facilities.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Other expenses decreased by $790 mainly as a result of higher exchange gains ($664) and lower interest expense ($1,645) as Juanicipio reduced its outstanding shareholder loans balance by $173,339 ($156,859 loan repayments and $16,480 converted to equity) over the course of September 2023 to June 2024, offset by higher extraordinary mining and other duties ($1,396) which were impacted by the commencement of pyrite production during Q2 2024.

Taxes increased by $34,951 mainly due to non-cash deferred tax charges on fixed assets driven by a weakening in the Mexican peso versus the US dollar, as well as higher taxable profits generated during Q2 2024.

Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended June 30, 2024 (336,592 tonnes processed)				Three Months Ended June 30, 2023 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	4,271,991 ounces	30.17 per oz	128,876	115,555
Gold	7,195 ounces	2,380 per oz	17,124	18,668
Lead	4,184 tonnes	0.99 per lb.	9,151	6,367
Zinc	6,911 tonnes	1.33 per lb.	20,333	10,807
Treatment, refining, and other processing costs (2)			(8,405)	(16,622)
Sales			167,079	134,775
Production cost			(39,866)	(54,571)
Depreciation and amortization (1)			(22,455)	(17,400)
Gross Profit			104,757	62,804

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for Q2 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Six months ended June 30, 2024

Sales increased by $104,511 during the six months ended June 30, 2024, mainly due to 29% higher metal volumes, 14% higher realized metal prices, and $10,981 lower treatment, refining and toll milling costs driven mainly by no toll milling at the Saucito and Fresnillo processing facilities during the first half of 2024 vs toll milling in the first half of 2023 – as explained in ‘Results of Juanicipio – Operating Performance – Processing’ section above.

Production costs decreased by $5,296 mainly due to Juanicipio depleting higher cost, lower grade commissioning stockpiles during operational ramp-up and processing facility commissioning in the first half of 2023 ($16,724), offset by higher mining, milling and G&A costs ($11,555, predominantly volume related) as Juanicipio shifted to nameplate production levels post September 2023.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Depreciation increased by $19,139 as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. In addition, Juanicipio processed 10% more tonnes in the first half of 2024, impacting units of production depreciation.

Cash operating margin increased from 56% to 74%, mainly due to reduced operating costs as well as positive commodity prices augmented by operational leverage and no processing at the nearby Fresnillo and Saucito processing facilities.

Other expenses increased by $1,370 mainly as a result of higher extraordinary mining and other duties ($2,268) driven by the commencement of commercial pyrite production in Q2 2024 and higher consulting and administrative expenses ($2,814) as an operator services agreement became effective upon initiation of commercial production (the “Operator Services Agreement”), offset by higher exchange losses and other costs ($2,230) and lower interest expense ($1,482) as Juanicipio reduced its outstanding shareholder loans balance by $173,339 ($156,859 loan repayments and $16,480 converted to equity) over the course of September 2023 to June 2024.

Taxes increased by $55,930 mainly due to non-cash deferred tax charges on fixed assets impacted by a weakening in the Mexican peso versus the US dollar, as well as higher taxable profits generated during the first half of 2024.

Ore Processed at Juanicipio Plant (100% basis)

Six Months Ended June 30, 2024 (662,275 tonnes processed)				Six Months Ended June 30, 2023 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	8,266,606 ounces	27.06 per oz	223,686	161,430
Gold	16,099 ounces	2,232 per oz	35,931	29,035
Lead	7,698 tonnes	0.96 per lb.	16,251	9,028
Zinc	12,285 tonnes	1.22 per lb.	33,169	16,015
Treatment, refining, and other processing costs (2)			(18,269)	(29,251)
Sales			290,768	186,257
Production cost			(76,653)	(81,949)
Depreciation and amortization (1)			(44,494)	(25,355)
Gross Profit			169,621	78,953

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for the six months ended June 30, 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio for the three and six months ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$
Cash provided by (used in):
Operating activities	92,766	33,557	135,286	3,647
Investing activities	(3,780)	(26,125)	(18,272)	(45,129)
Financing activities	(68,121)	(7,348)	(108,012)	48,934
Impact of foreign exchange on cash and cash equivalents	(434)	1	(493)	(15)
Increase in cash and cash equivalents during the period	20,431	86	8,509	7,437
Cash and cash equivalents, beginning of period	30,991	8,454	42,913	1,102
Cash and cash equivalents, end of period	51,422	8,539	51,422	8,539

a)	Cash flows from operating activities

During the three months ended June 30, 2024, cash flow from operating activities increased by $59,209 mainly as a result of higher operating margins driven by 25% higher realized metal prices, and lower tax payments of $12,509.

During the six months ended June 30, 2024, cash flow from operating activities increased by $131,640 mainly as a result of higher operating margins driven by 29% higher metal volumes and 14% higher realized metal prices, as well as lower tax payments of $26,338.

b)	Cash used in investing activities

During the three months ended June 30, 2024, the net cash used in investing activities decreased by $22,345. This decrease was mainly driven by lower capital expenditures of $21,650, as the project progressed from building and construction phase, characterized by intensive initial capital development expenditures, to steady operations post commercial production declaration in June 2023.

During the six months ended June 30, 2024, the net cash used in investing activities decreased by $26,856. This decrease was mainly driven by lower initial capital development expenditures of $23,063 as the project progressed from commissioning and operational ramp-up phase in the first half of 2023 to steady operation phase in first half of 2024.

c)	Cash from (used in) financing activities

During the three months ended June 30, 2024, net cash used in financing activities increased by $60,773 due to $67,772 (three months ended June 30, 2023: $7,149) of loan and interest repayments to shareholders.

During the six months ended June 30, 2024, net cash used in financing activities increased by $156,946 due to $107,455 (six months ended June 30, 2023: $7,488) of loan and interest repayments to shareholders, offset by a nil (six months ended June 30, 2023: $56,800) cash injection from shareholders.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

d)	Liquidity position

With commercial production declared on June 1, 2023, Juanicipio is demonstrating its ability to sustain nameplate production levels. Going forward, cash flow from operations, along with the cash held by Juanicipio at June 30, 2024 of $51,422 on a 100% basis, are expected to fund ongoing requirements.

5. DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures ($31,703 expended to June 30, 2024) and $2,000 in advanced royalty payments ($850 paid to June 30, 2024), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied.

The Company believes that the Deer Trail Project is a silver-rich Carbonate Replacement Deposit related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

In May of 2023 MAG started the Phase 3 drilling program focused on up to three porphyry “hub” target areas thought to be the source of the manto, skarn, epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. The two completed “hub” holes to date total 2,738 metres. Both holes intercepted alteration and mineralization in line with what is expected on the edges of porphyry systems. Follow-up drill targets are planned for summer 2025.

The current Phase 4 drilling program, which started in Q4 2023, follows up on the Carissa Zone Discovery and targets in the Deer Trail Mine corridor. The primary goal of this drilling phase is to intercept mineralization closer to source with three strategic holes surrounding the Carissa Zone discovery hole. Two holes have now been completed at Carissa, flanking the north and south of the original discovery hole (DT22-09), with the third in progress. Another hole targeting the Monster target was also drilled. During Q2 2024, 1,610 metres (six months ended June 30, 2024: 2,713 metres) were drilled, with all assays pending.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

On July 11, 2024, MAG reported that the Deer Trail Project was being affected by the Silver King Fire in Piute County with a temporary pause of exploration operations with all personnel safe and the Deer Trail site and infrastructure secure. As of July 29, 2024, 82% of the fire has been contained and the Company resumed exploration operations.

During the three and six months ended June 30, 2024, and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	Three months ended	Six months ended	Year ended
	June 30,	June 30,	December 31,
	2024	2024	2023
	$	$	$
Deer Trail Project
Option and other payments	-	-	275
Total acquisition costs	-	-	275
Drilling and geotechnical	2,840	4,689	5,854
Camp and site costs	95	300	875
Land taxes and government fees	-	4	213
Legal, community and other consultation costs	87	157	343
Travel	50	90	190
Total for the period	3,072	5,240	7,750
Balance, beginning of period	29,483	27,315	19,565
Total Deer Trail Project cost	32,555	32,555	27,315

6. LARDER PROJECT

BACKGROUND AND HISTORY

Through the acquisition of Gatling Exploration Inc. (“Gatling”) in 2022, the Company acquired 100% of the Larder Project in Ontario (the “Larder Project”), for which the Company recognized $15,187 in exploration and evaluation assets.

The Larder Project hosts three gold zones along the CLB, 35km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with individual mineral claims and varying payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it.

During the three and six months ended June 30, 2024, a total of 10,776 and 17,150 metres were drilled, respectively. Current results have extended the Bear East zone at depth to 1,200 metres and further defined the Cheminis mine sequence to 900 metres below surface including an alteration zone on the north side of the CLB.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

On March 22, 2024, the Company, through its Gatling subsidiary, acquired 100% ownership of the Goldstake property (the “Goldstake Property”), contiguous to its Larder Project, from Goldstake Explorations Inc. and Transpacific Resources Inc., for consideration of C$5,000. The Goldstake Property has seen minimal exploration activity, however displays hallmark features, common in large orogenic gold camps in the region including identified second and third order structures with shallow documented historical high-grade intercepts of 29.46 g/t gold over 10 metres and 28.65 g/t gold over 3 metres which are open at depth.

During the three and six months ended June 30, 2024, and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	Three months ended	Six months ended	Year ended
	June 30,	June 30,	December 31,
	2024	2024	2023
	$	$	$
Larder Project
Acquisition of Goldstake property	-	3,752	-
Other property acquisitions	50	50	-
Total acquisition costs	50	3,802	-
Drilling and geotechnical	3,262	5,565	6,357
Camp and site costs	331	1,133	772
Land taxes and government fees	-	20	43
Legal, community and other consultation costs	146	255	347
Travel	41	70	109
Total for the period	3,830	10,845	7,628
Balance, beginning of period	32,337	25,322	17,694
Total Larder Project cost	36,167	36,167	25,322

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

7. OUTLOOK

Juanicipio Outlook

All material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (an affiliate of Fresnillo). The Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus is now on ongoing cost and operational optimization.

As reported by Fresnillo, Juanicipio’s operator, silver head grade at Juanicipio is expected to be between 420g/t and 460g/t for 2024 (previously 380g/t to 420g/t). Juanicipio is expected to produce between 16.3 million and 17.3 million (previously 14.3 million and 15.8 million) silver ounces yielding between 14.5 million and 15.4 million (previously 13.2 million and 14.6 million) silver ounces sold at all-in sustaining costs of between $8.50 and $9.25 (previously $9.50 and $10.50) per silver ounce sold. In 2024 the processing facility is expected to operate at an average of 4,000 tonnes per operating day at a planned availability of 91%.

Deer Trail Outlook

The planned 2024 exploration program at the Deer Trail Project includes up to 7,500 metres of drilling to test around the Carissa Discovery, follow-up “hub” testing on Alunite Ridge and Deer Trail Mountain, and follow-up drilling in the Deer Trail mine corridor. Additionally drill permitting to test additional targets is in progress and well advanced.

Larder Project Outlook

The planned 2024 exploration program at the Larder Project includes drilling a minimum of 35,000 metres with multiple rigs. Targets include second and third order structures that have been identified from the 2023 target generation program (geophysical, geochemical, and geological) as well as continuing to expand known zones at the Fernland, Cheminis and Bear targets. Additional geophysical surveys and field programs are expected to be completed in 2024 to add additional targets to the already rich pipeline portfolio. With the completion of the Goldstake Property acquisition in March 2024, the geological team at the Larder Project expects to conduct a large comprehensive field program in the second half of 2024 with subsequent supplementary surveys to follow. MAG expects this to generate a new pipeline of drill targets in 2025 to add to the existing targets along the CLB and second, and third order structures.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

8. SUMMARY OF QUARTERLY INFORMATION

Selected Quarterly Information

The following table summarizes selected financial data for the Company’s eight most recently completed financial quarters. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto. All figures are reported in accordance with IFRS.

	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (3)	25,123	19,244	21,069	13,692	22,419	7,919	2,877	11,781
Interest income (1)	928	827	726	663	641	564	295	216
Other income (4)	650	537	388	269	233	127	-	-
General and administrative expenses	3,622	4,109	2,995	4,094	3,233	3,272	3,797	3,003
Net income (loss) (2)	21,614	14,895	15,694	8,862	19,390	4,713	(825)	8,227
Net income (loss) per share	0.21	0.14	0.14	0.09	0.19	0.05	(0.01)	0.08
Diluted net income (loss) per share	0.21	0.14	0.14	0.09	0.19	0.05	(0.01)	0.08

Notes:

(1)	The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results”.

(3)	Income from equity accounted investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets as well as fluctuating feed grades as the operations approached steady state. Q2 2023 through Q2 2024 higher income from equity accounted investment in Juanicipio is mainly due to processing more ore than in prior periods as Juanicipio transitioned through mill commissioning, operational ramp-up, and ultimately achieved nameplate production levels during September 2023 (see ‘Results of Juanicipio’ above).

(4)	On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of Common Shares issued on a “flow-through” basis within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”), for which the Company recorded a $2,986 flow-through share premium liability. As eligible expenditures are incurred, the Company records associated amortization of flow-through share premium liability in other income.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

9. REVIEW OF FINANCIAL RESULTS

Three months ended June 30, 2024 vs. Three months ended June 30, 2023

		For the three months ended
	June 30,	June 30,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	25,123	22,419
General and administrative expenses	(3,622)	(3,233)
General exploration and business development	(95)	(40)
Operating Income	21,406	19,146

Interest income	928	641
Other income	650	233
Financing costs	(134)	-
Foreign exchange loss	60	168
Income before income tax	22,910	20,188

Deferred income tax expense	(1,296)	(798)

Net income	21,614	19,390

Income from equity accounted investment in Juanicipio increased to $25,123 for the three months ended June 30, 2024 (June 30, 2023: $22,419), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $3,622 during the three months ended June 30, 2024 (June 30, 2023: $3,233) due to:

•	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023 ($261);
•	increase in depreciation and amortization expense to $149 (June 30, 2023: $58) mainly due to Juanicipio achieving commercial production in June 2023, resulting in the recording of amortization of accumulated capitalized Juanicipio oversight expenditures.

Interest income increased to $928 during the three months ended June 30, 2024 (June 30, 2023: $641) as a result of higher cash balances compared to the comparative period.

Other income of $650 during the three months ended June 30, 2024 (June 30, 2023: $233) is attributable to higher eligible exploration spend and therefore higher amortization of the Company’s flow-through share premium liability.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Deferred income tax expense of $1,296 during the three months ended June 30, 2024 (June 30, 2023: $798) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Six months ended June 30, 2024 vs. Six months ended June 30, 2023

	For the six months ended
	June 30,	June 30,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	44,367	30,338
General and administrative expenses	(7,523)	(6,505)
General exploration and business development	(452)	(142)
Operating Income	36,392	23,691

Interest income	1,755	1,205
Other income	1,187	360
Financing costs	(342)	-
Foreign exchange loss	(103)	(12)
Income before income tax	38,889	25,244

Deferred income tax expense	(2,380)	(1,141)

Net income	36,509	24,103

Income from equity accounted investment in Juanicipio increased to $44,367 for the six months ended June 30, 2024 (June 30, 2023: $30,338), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $7,523 during the six months ended June 30, 2024 (June 30, 2023: $6,505) due to:

•	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023 ($527);
•	increase in depreciation and amortization expense to $294 (June 30, 2023: $68) mainly due to Juanicipio achieving commercial production in June 2023, resulting in the recording of amortization of accumulated capitalized Juanicipio oversight expenditures;
•	increase in share-based compensation to $2,019 (June 30, 2023: $1,775) mainly due to the appointment of an independent director in January 2024.

General exploration and business development expenses increased to $452 during the six months ended June 30, 2024 (June 30, 2023: $142) mainly due to property holding costs consisting mainly of legal, licence renewal, and storage fees at Cinco de Mayo.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Interest income increased to $1,755 during the six months ended June 30, 2024 (June 30, 2023: $1,205) as a result of higher cash balances compared to the comparative period.

Other income of $1,187 during the six months ended June 30, 2024 (June 30, 2023: $360) is attributable to higher eligible exploration spend and therefore higher amortization of the Company’s flow-through share premium liability.

Deferred income tax expense of $2,380 during the six months ended June 30, 2024 (June 30, 2023: $1,141) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

10. FINANCIAL POSITION

The following table summarizes MAG’s financial position as at June 30, 2024 and December 31, 2023:

	June 30,	December 31,
	2024	2023
	$	$
Assets
Current assets
Cash	97,337	68,707
Other current assets	2,691	3,346
Total current assets	100,028	72,053
Non-current assets
Investment in Juanicipio	392,250	394,622
Exploration and evaluation assets	68,722	52,637
Deferred financing fees	739	909
Property and equipment	258	301
Investments	7	8
	461,976	448,477
Total assets	562,004	520,530
Liabilities
Current liabilities	3,568	4,791
Non-current liabilities	11,362	8,982
Total liabilities	14,930	13,773
Total equity	547,074	506,757
Total liabilities and equity	562,004	520,530

Cash totalled $97,337 as at June 30, 2024 compared to $68,707 at December 31, 2023, with the increase primarily attributable to $47,278 of Juanicipio loan principal and interest repayments (see below ‘Company’s investment in Juanicipio’ section), offset by $11,683 in Exploration and Evaluation expenditures as well as $3,752 attributable to the acquisition of the Goldstake property (see below ‘Cash Flows - Investing Activities’ section).

Other current assets as at June 30, 2024 include accounts receivable of $998 (December 31, 2023: $1,559) and prepaid expenses of $1,693 (December 31, 2023: $1,787).

The equity accounted investment in Juanicipio decreased from $394,622 at December 31, 2023 to $392,250 at June 30, 2024. This movement was driven by $43,301 of loans repayments from Juanicipio and $3,176 of interest earned reclassed to receivables, offset by MAG’s share of earnings from Juanicipio of $44,367 - as depicted below in ‘Company’s investment in Juanicipio’.

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Exploration and evaluation assets as at June 30, 2024 increased to $68,722 (December 31, 2023: $52,637) reflecting exploration expenditures incurred on the Deer Trail Project ($5,240) and the Larder Project ($10,845 which includes $3,752 for the acquisition of the Goldstake property) during the six months ended June 30, 2024.

Current liabilities as at June 30, 2024 decreased to $3,568 (December 31, 2023: $4,791) driven primarily by a decrease in the flow-through share premium liability as a result of eligible exploration spend on the Larder Project during the period.

Non-current liabilities of $11,362 as at June 30, 2024 (December 31, 2023: $8,982) includes a $484 reclamation provision (December 31, 2023: $484), and a deferred income tax liability of $10,878 (December 31, 2022: $8,498). The latter is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio as at June 30, 2024 and December 31, 2023:

	June 30,	December 31,
	2024	2023
	$	$
Balance, beginning of period	394,622	338,316
Juanicipio oversight expenditures incurred 100% by MAG	-	384
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(262)	(305)
Loan repayments from Juanicipio	(43,301)	(25,714)
Cash contributions and advances to Juanicipio	-	24,992
Total for the period	(43,563)	(642)
Income from equity accounted Investment in Juanicipio	44,367	65,099
Interest earned, reclassified to accounts receivable	(3,176)	(8,150)
Balance, end of period	392,250	394,622

During the six months ended June 30, 2024 the Company did not capitalize any Juanicipio oversight expenditures as following the declaration of commercial production in June 2023, the Company started expensing Juanicipio oversight expenditures and recording amortization of accumulated capitalized Juanicipio oversight expenditures.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

11. CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and six months ended June 30, 2024 and June 30, 2023:

	For the three months ended,		For the six months ended,
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$
Operating activities before movements in non-cash
working capital	(1,715)	(1,596)	(4,372)	(3,638)
Movements in non-cash working capital	(508)	(229)	(541)	(1,293)
Operating activities	(2,223)	(1,825)	(4,913)	(4,931)
Investing activities	23,190	(282)	31,843	(28,271)
Financing activities	1,549	(98)	1,510	55,777
Effect of exchange rate changes on cash	138	256	190	134
Increase / (decrease) in cash during the period	22,654	(1,949)	28,630	22,709
Cash, beginning of period	74,683	54,613	68,707	29,955
Cash, end of period	97,337	52,664	97,337	52,664

Operating Activities

During the three months ended June 30, 2024, MAG used $2,223 in cash for operations (three months ended June 30, 2023: $1,825) primarily for the payment of corporate office expenses. The increase in cash used for operations was largely driven by changes in working capital items, mainly in trade and other payables.

During the six months ended June 30, 2024, MAG used $4,913 in cash for operations (six months ended June 30, 2023: $4,931) primarily for the payment of corporate office expenses. The increase in cash used for operations was largely driven by changes in working capital items, mainly in trade and other payables.

Investing Activities

During the three months ended June 30, 2024, cash from investing activities amounted to $23,190 (three months ended June 30, 2023: cash used of $282). The increase in cash from investing activities was driven by loan and interest repayments from Juanicipio of $29,819 (three months ended June 30, 2023: $3,145) offset by $6,629 which was used in exploration and evaluation expenditures across the Deer Trail and Larder Projects (three months ended June 30, 2023: $3,263).

During the six months ended June 30, 2024, cash from investing activities amounted to $31,843 (six months ended June 30, 2023: cash used of $28,271). The increase in cash from investing activities was driven by loan and interest repayments from Juanicipio of $47,278 (six months ended June 30, 2023: $3,294) offset by cash contributions to Juanicipio of nil (six months ended June 30, 2023: $25,323) and $15,435 (which includes $3,752 for the acquisition of the Goldstake property) in exploration and evaluation expenditures across the Deer Trail and Larder Projects (six months ended June 30, 2023: $6,242).

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Financing Activities

During the three months ended June 30, 2024, cash received from financing activities amounted to $1,549 (three months ended June 30, 2023: cash used of $98). The increase in cash received mainly related to the issuance of Common Shares from exercising stock options amounting to $1,587 (June 30, 2023: nil).

During the six months ended June 30, 2024, cash received from financing activities amounted to $1,510 (six months ended June 30, 2023: $55,777). The decrease in cash received from financing activities was driven by equity financings completed in Q1 2023 – see ‘Liquidity and Capital Resources’ below.

12. NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Cash cost per ounce

The Company has included the non-IFRS performance measure cash cost per ounce on a by-product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate cash cost per ounce differently.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the Q2 2024 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$, except per ounce amounts)	2024	2023	2024	2023
Production cost as reported	39,866	54,571	76,653	81,949
Depreciation on inventory movements	474	(1,145)	1,148	(1,654)
Adjusted production cost	40,340	53,426	77,801	80,295
Treatment, refining, and other processing costs	8,405	16,622	18,269	29,251
By-product revenues (2)	(46,608)	(35,842)	(85,351)	(54,078)
Extraordinary mining and other duties	2,773	1,377	4,165	1,897
Total cash costs (1)	4,911	35,584	14,884	57,365
Add back by-product revenues (2)	46,608	35,842	85,351	54,078
Total cash costs for equivalent silver (1)	51,519	71,426	100,235	111,443
Silver ounces sold	4,271,991	4,877,460	8,266,606	6,878,434
Equivalent silver ounces sold (3)	5,816,940	6,390,310	11,420,837	9,182,659
Cash cost per silver ounce sold ($/ounce)	1.15	7.30	1.80	8.34
Cash cost per equivalent silver ounce sold ($/ounce)	8.86	11.18	8.78	12.14

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs and total cash costs for equivalent silver together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively (three and six months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead, $1.07/lb zinc and $23.47/oz silver, $1,958.20/oz gold, $0.94/lb lead, $1.16/lb zinc, respectively).

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all-in sustaining cost per silver ounce”, which is a non-IFRS performance measure. The Company believes that the all-in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all-in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

All-in sustaining costs adjust “Total cash costs” for general and administrative expenses (“G&A expenses”), exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio which are deemed expansionary in nature (see reconciliation below). Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the Q2 2024 Financial Statements.

The following table provides a reconciliation of all-in sustaining costs of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q2 2024 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$, except per ounce amounts)	2024	2023	2024	2023
Total cash costs	4,911	35,584	14,884	57,365
General and administrative expenses	4,283	4,159	8,472	5,658
Exploration	2,235	1,928	3,603	4,061
Sustaining capital expenditures	7,329	6,535	15,927	13,133
Sustaining lease payments	349	199	557	378
Interest on lease liabilities	(17)	(11)	(33)	(16)
Accretion on closure and reclamation costs	72	62	144	121
All-in sustaining costs (1)	19,161	48,456	43,554	80,700
Add back by-product revenues (2)	46,608	35,842	85,351	54,078
All-in sustaining costs for equivalent silver (1)	65,768	84,298	128,905	134,778
Silver ounces sold	4,271,991	4,877,460	8,266,606	6,878,434
Equivalent silver ounces sold (3)	5,816,940	6,390,310	11,420,837	9,182,659
All-in sustaining cost per silver ounce sold ($/ounce)	4.49	9.93	5.27	11.73
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	11.31	13.19	11.29	14.68
Average realized price per silver ounce sold ($/ounce)	30.17	23.69	27.06	23.47
All-in sustaining margin ($/ounce)	25.68	13.76	21.79	11.74
All-in sustaining margin ($/equivalent ounce)	18.86	10.50	15.77	8.79
All-in sustaining margin	109,715	67,099	180,133	80,730

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs, all-in sustaining costs for equivalent silver, and all-in sustaining margin together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively (three and six months ended June 30, 2023 realized prices: $23.69/oz silver, $1,957.47/oz gold, $0.94/lb lead, $1.07/lb zinc and $23.47/oz silver, $1,958.20/oz gold, $0.94/lb lead, $1.16/lb zinc, respectively).

For the three and six months ended June 30, 2024, the Company incurred corporate G&A expenses of $3,473 and $7,229 respectively (three and six months ended June 30, 2023: $3,175 and 6,437 respectively), which exclude depreciation expense.

For the three and six months ended June 30, 2024, the Company’s attributable silver ounces sold were 1,879,676 and 3,637,306 respectively (three and six months ended June 30, 2023: 2,146,082 and 3,026,511 respectively) and attributable equivalent silver ounces sold were 2,559,454 and 5,025,168 respectively (three and six months ended June 30, 2023: 2,811,736 and 4,040,370 respectively), resulting in additional all-in sustaining cost for the Company of $1.85/oz and $1.99/oz respectively (three and six months ended June 30, 2023: $1.48/oz and $2.13/oz respectively); and $1.36/oz and $1.44/oz respectively (three and six months ended June 30, 2023: $1.13/oz and $1.59/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q2 2024 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2024	2023	2024	2023
Cash used in investing activities - Juanicipio	3,780	26,125	18,272	45,129
Less:
Development expenditures (1)	(51)	(11,577)	(71)	(23,134)
Change in accounts payable and deposits related to capital expenditures not included in AISC	5,835	(5,413)	1,328	(4,801)
Total sustaining capital expenditures (including exploration) (1)	9,564	8,463	19,530	17,194
Less capitalized exploration expenditures	(2,235)	(1,928)	(3,603)	(4,061)
Total sustaining capital expenditures (1)	7,329	6,535	15,927	13,133

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for sustaining and development capital expenditures are not directly comparable.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

EBITDA and Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the Q2 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2024	2023	2024	2023
Net income after tax	21,614	19,390	36,509	24,103
Add back (deduct):
Taxes	1,296	798	2,380	1,141
Depreciation and depletion	149	58	294	68
Finance costs (income and expenses)	(1,504)	(1,042)	(2,497)	(1,553)
EBITDA (1)	21,555	19,204	36,686	23,759
Add back (deduct):
Adjustment for non-cash share-based compensation	1,053	1,012	2,019	1,775
Share of net earnings related to Juanicipio	(25,123)	(22,419)	(44,367)	(30,338)
MAG attributable interest in Junicipio Adjusted EBITDA	52,868	32,859	88,670	42,577
Adjusted EBITDA (1)	50,353	30,656	83,008	37,773

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023 to the results of Juanicipio as disclosed in Note 5 to the Q2 2024 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2024	2023	2024	2023
Juanicipio net income after tax	53,857	46,065	93,615	60,247
Add back (deduct):
Juanicipio taxes	41,299	6,349	55,548	(382)
Juanicipio depreciation and depletion	22,455	17,400	44,494	25,355
Juanicipio finance costs (income and expenses)	2,545	4,854	7,821	11,534
Juanicipio EBITDA (1)	120,157	74,668	201,478	96,753
Add back (deduct):
Fixed asset write-down	(1)	12	46	12
Juanicipio adjusted EBITDA (1)	120,156	74,679	201,524	96,765
MAG's attributable interest in Juanicipio adjusted EBITDA	52,868	32,859	88,670	42,577

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

While the above figures reflect an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

Free Cash Flow

The Company uses the financial measure free cash flow, which is a non-IFRS financial measure, to supplement information in its consolidated financial statements. Free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in Note 5 of the Q2 2024 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2024	2023	2024	2023
Cash flow from operating activities	92,766	33,557	135,286	3,647
Less:
Cash flow used in investing activities	(3,780)	(26,125)	(18,272)	(45,129)
Sustaining lease payments	(349)	(199)	(557)	(378)
Juanicipio free cash flow (1)	88,637	7,233	116,457	(41,860)

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

While the above figures reflect free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

13. LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2024, MAG had working capital (current assets less current liabilities) of $96,460 (December 31, 2023: $67,262) including cash of $97,337 (December 31, 2023: $68,707) and no long-term debt. At June 30, 2024, Juanicipio had working capital of $129,111 (December 31, 2023: working capital $86,336) including cash of $51,422 (December 31, 2023: $42,913) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

NCIB

On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to make a NCIB. Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 Common Shares, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. The Company’s purchases in the United States will be subject to a limit of 5,148,977 Common Shares, being 5% of the public float of the Common Shares as of May 8, 2024. The NCIB commenced on May 17, 2024 and will terminate on May 16, 2025, or earlier if the maximum number of Common Shares under the NCIB have been purchased or if the NCIB has been terminated by the Company. As at June 30, 2024 the Company has not repurchased any Common Shares. In addition, the Company entered into an automatic share purchase plan with its designated broker to allow for the purchase of common shares at times which the Company ordinarily would not be active in the market due to trading blackout periods, insider trading rules or otherwise.

Final Shelf Prospectus

On May 31, 2024, MAG filed a final short form base shelf prospectus with the securities commissions in all of the provinces and territories of Canada (“Final Shelf Prospectus”) and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended and the U.S./Canada Multijurisdictional Disclosure System (“Registration Statement”) allowing the Company to offer up to $250,000 of common shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus. The Company has no present intention to offer securities pursuant to the Final Shelf Prospectus.

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Revolving Credit Facility

In October 2023 the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at June 30, 2024, the Company is in compliance with all applicable covenants.

As of June 30, 2024, the Company has not drawn down any funds from its Credit Facility, and as a result expensed $50 and $99 of commitment fees for the three and six months ended June 30, 2024, respectively.

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Expected Use of Proceeds and Financings

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 Common Shares, including 170,000 Common Shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per Common Share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023, against the actual use of net proceeds as at June 30, 2024 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,600	17,600(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio (3)	14,200	-
Working capital and general corporate purposes (3)	11,700	9,468(2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	43,500

(1)	The Company has now spent the full $17,600 of the proceeds from the offering to be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company has now spent the full $9,468 proceeds from the offering allocated to working capital and general corporate purposes, future spending from this category is expected to be funded by cash flows from its investment in Juanicipio.

(3)	All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

As noted above in ‘Cash Flows’, MAG expended $11,687, net of $6,809 flow-through eligible expenditures at the Larder Project (year ended December 31, 2023: $15,862), on its exploration and evaluation properties (excluding Juanicipio’s exploration expenditures as directly funded by Juanicipio) in the six months ended June 30, 2024, corresponding to the exploration expenditures in the first category in the table above (nil remaining). Furthermore, during the six months ended June 30, 2024, out of $2,685 total cash spend, MAG used the remainder $1,478 proceeds (year ended December 31, 2023: $8,272) for operations corresponding to working capital and general corporate purposes, corresponding to the third category in the table above (nil remaining). Future spending to working capital and general corporate purposes is expected to be funded by cash flows from MAG’s investment in Juanicipio.

In March 2023, MAG advanced $24,992 to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $14,200 and $2,232 previously disclosed in the second category (nil remaining) and third category (nil remaining) respectively, of the foregoing table. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve business objectives and milestones.

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans were finalized for exploration programs in 2023 and 2024 and are now being executed. For the six months ended June 30, 2024, the Company incurred $6,809 of eligible spend at the Larder Project ($4,489 remaining). Other than as set forth above, it is expected that the full use of these proceeds, once expended, will align with the above estimates, and the actuals will be reported in future MD&A, however, there can be no assurances that the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

14. CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at June 30, 2024 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	603	236	367	-	-
Office lease commitments	2,126	108	385	408	1,225
Total Obligations and Commitments (2)	2,729	344	752	408	1,225

1)	According to the operator, Fresnillo, as at June 30, 2024, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $3,200 (December 31, 2023: $13,779) with respect to Juanicipio, both on a 100% basis.

2)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 16 of the Q2 2024 Financial Statements. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the year ended June 30, 2024.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

15. SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of Common Shares without par value. As at August 1, 2024, the following Common Shares, stock options, replacement stock options and warrants, restricted share units, performance share units (“PSUs”), and deferred share units were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life
Common shares	103,177,615	n/a	n/a
Stock options	1,192,417	C$14.64 – C$23.53	0.66 to 4.76 years
Replacement stock options	9,986	C$21.40 – C$21.93	0.05 to 0.12 years
Performance Share Units (“PSUs”) (1)	413,479	1:1 (1)	0.66 to 4.76 years
Restricted Share Units(“RSUs”)	175,769	1:1	1.56 to 4.76 years
Deferred Share Units (“DSUs”) (2)	550,627	1:1	n/a (2)
Fully Diluted	105,519,893

(1) Includes 117,287 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 16,399 PSUs to 218,175 PSUs.

(2) To be share settled, but no Common Shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16. OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks. A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
•	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

At Juanicipio, Fresnillo the project operator, employs various methods to foster and elevate the cybersecurity culture, including workshops, communications, campaigns and exercises. This extends to working closely with information technology departments, contributing to the definition and establishment of best practices and security standards.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

17. TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine and Israel-Hamas conflicts, supply chain disruptions and fluctuating interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenges and, if a challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023, bringing the amendments into law on May 9, 2023. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and there is a possibility that the Supreme Court will declare the reforms invalid due to violations committed during the legislative process. Juanicipio remains committed to monitoring these judicial proceedings with the utmost attention.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18. RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to obtain access to such financing on a timely basis may have an adverse impact on the business of the Company.

39

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 12 of the Q1 2024 Financial Statements. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 11 of the Q2 2024 Financial Statements.

19. OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s former Chief Exploration Officer (“CXO”), is a principal of both IMDEX and Cascabel, and was remunerated by the Company through fees to IMDEX.

On May 21, 2024, Dr. Megaw stepped down as CXO and will continue to provide technical advice in a consulting role and as such will no longer be providing key management personnel services as defined under IAS 24. Accordingly, Dr. Megaw is no longer considered a related party. Related party transactions incurred by the Company with Cascabel and IMDEX will only be included up until the date of his retirement from executive duties.

40

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

During the three months and six month ended June 30, 2024 and 2023, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	11	59	69	137
Travel and expenses	-	16	11	29
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	8	14	22	27
Field exploration services	21	41	66	78
Share-based payments (non-cash)	34	122	129	235
	74	252	297	506

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal Asset	MAG’s effective interest
			2024(%)	2023 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

As at June 30, 2024, Fresnillo and the Company have advanced, net of aggregate repayments, $116,169 as shareholder loans (MAG’s 44% share $51,113) to Juanicipio, bearing interest at 1 and 6 month SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. From January 2023 with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by the Company for the six months ended June 30, 2024 totalling $3,176 (six months ended June 30, 2023: $3,829) has therefore been included in MAG’s income from its equity accounted investment in Juanicipio.

41

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

During the three and six months ended June 30, 2024 and 2023, compensation of key management personnel (including directors) was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries and other short term employee benefits	451	704	914	1,205
Share-based payments (non-cash)	784	704	1,524	1,358
	1,235	1,408	2,438	2,563

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and effective January 1, 2024, onwards, the Chief Development Officer.

21. CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2024, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the Q2 2024 Financial Statements have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2023.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2023.

22. CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Q2 2024 Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

42

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

23. CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at June 30, 2024.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months and six months ended June 30, 2024 were approved by the Board on August 1, 2024. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of June 30, 2024 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in internal controls over financial reporting during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

43

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

24. ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

25. CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

•	statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
•	statements that address our expectations regarding exploration and drilling;
•	statements regarding production expectations and nameplate;
•	statements regarding the expected use of the Credit Facility;
•	statements regarding the NCIB and any future purchases to be made thereunder;
•	statements regarding the Final Shelf Prospectus;
•	statements regarding additional information from future drill programs;
•	statements regarding the expected benefits of publishing a new technical report on the Juanicipio Mine;
•	estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metals sold, underground mining rates;
•	the estimation of Mineral Resources;
•	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
•	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
•	expectations and estimates regarding use of proceeds;
•	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
•	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
•	the effects on the Company as a result of shifts in the price and market of silver;
•	mining methodology expectations;
•	distinctly different mineralization styles expectations;
•	expected upside from additional exploration;
•	expected results from Deer Trail Project and Carissa zones drilling;
•	expected results from Larder Project at the Fernland, Cheminis, Bear, and Twist zones and other regional targets;

44

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

•	expected capital requirements and sources of funding;
•	the effects of First Nations and other forms of community resistance on mining operations;
•	the Company’s ability to repatriate capital form the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
•	the Company’s participation in equity investments;
•	statements regarding legal challenges to the amended Federal Mining Law;
•	statements regarding the Company’s ability to meet business objectives and milestones;
•	statements regarding the 2023 sustainability report, including the contents therein; and
•	other future events or developments.

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the updated Technical Report filed on March 27, 2024; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

45

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

46